06004634

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-50200

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **WM Funds Distributor, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 3rd Avenue, Suite 2200
(No. and Street)

Seattle (City) Washington (State) 98101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David M. Williams 206.377.2191
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)

(Name -- if individual, state last, first, middle name)

Deloitte & Touche LLP

925 Fourth Ave., Suite 3300 Seattle, Washington 98104
(ADDRESS) Number and Street City State Zip Code

CHECK ONE:

X Certified Public Accountant

_ Public Accountant

_ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2006
WASH, D.C.
203

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, David M. Williams, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of WM Funds Distributor, Inc.(the "Company") as of and for the year ended December 31, 2005 are true and correct. I further swear (or affirm) that neither the Company nor any shareholder, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

PATTI L WAGNER
COMMISSION EXPIRES
NOTARY
PUBLIC
8-29-06
STATE OF WASHINGTON

Patti L. Wagner
Notary Public

Signature

CFO and Treasurer
Title

WM Funds Distributor, Inc.

(A Wholly Owned Subsidiary of WM Advisors, Inc.)

(SEC ID No. 8-50200)

Financial Statements as of and for the Year Ended December 31, 2005, Supplemental Schedule as of December 31, 2005, Independent Auditors' Report, and Independent Auditors' Supplemental Report on Internal Control

(Filed Pursuant to Rule 17a-5(e)(3) as a Public Document)

WM FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of WM Advisors, Inc.)

TABLE OF CONTENTS

		Page
This report contains (check all applicable boxes):		
(x)	Independent Auditors' Report	1-2
(x) (a)	Facing Page	
(x) (b)	Statement of Financial Condition	3
(x) (c)	Statement of Operations	4
(x) (d)	Statement of Cash Flows	5
(x) (e)	Statement of Changes in Stockholder's Equity	6
( ) (f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not applicable)	
(x)	Notes to Financial Statements	7–13
(x) (g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934	14
( ) (h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 (See Note 8, p. 12)	
( ) (i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 (Not applicable)	
( ) (j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (Not applicable)	
( ) (k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (Not applicable)	
(x) (l)	An Oath or Affirmation	
( ) (m)	Copy of the SIPC Supplemental Report (Not applicable)	
(x) (n)	A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control)	15–16

Deloitte.

Deloitte & Touche LLP
Suite 3300
925 Fourth Avenue
Seattle, WA 98104-1126
USA

Tel: +1 206 716 7000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
WM Funds Distributor, Inc.
Seattle, Washington

We have audited the following financial statements of WM Funds Distributor, Inc., (a wholly owned subsidiary of WM Advisors, Inc.) (the "Company") for the year ended December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

Page

3	Statement of Financial Condition
4	Statement of Operations
5	Statement of Cash Flows
6	Statement of Changes in Stockholder's Equity

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of WM Funds Distributor, Inc., as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

[redacted]

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whòle. The supplemental schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 of the Company as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 17, 2006

WM FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of WM Advisors, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS

CASH AND CASH EQUIVALENTS	$ 19,410,265
RECEIVABLES:	
Federal and state income tax from WMI	5,987,569
Affiliates	5,464,165
Others	415,200
Total receivables	11,866,934
FURNITURE, EQUIPMENT, AND CAPITALIZED SOFTWARE, At cost, less accumulated depreciation of $2,494,402	590,406
DEFERRED SALES COMMISSIONS, Net of amortization of $9,992,107	5,470,740
OTHER ASSETS	1,373,706
TOTAL	$ 38,712,051

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 6,105,036
Payable to affiliates	1,423,009
Accrued salaries and related benefits	1,908,682
Deferred tax liabilities—net	1,551,041
Total liabilities	10,987,768
COMMITMENTS AND CONTINGENT LIABILITIES (Note 5)	
STOCKHOLDER'S EQUITY:	
Common stock, $10 par value—authorized, 10,000 shares; issued and outstanding, 10,000 shares	100,000
Additional paid-in capital	73,358,187
Accumulated deficit	(45,733,904)
Total stockholder's equity	27,724,283
TOTAL	$ 38,712,051

See notes to financial statements.

WM FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of WM Advisors, Inc.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES:	
Distribution (12b-1 fees)	$ 56,463,124
Underwriting fees	11,885,595
Commission income	1,444,433
Other	463,409
Interest	373,212
Total revenues	70,629,773
EXPENSES:	
Distribution (12b-1 fees)	44,011,634
Marketing and fund distribution	25,661,056
Compensation, related benefits, and payroll taxes	22,242,550
Amortization of deferred sales commissions	9,992,107
General and administrative	8,391,137
Total expenses	110,298,484
LOSS BEFORE INCOME TAX BENEFIT	(39,668,711)
INCOME TAX BENEFIT	15,255,878
NET LOSS	$ (24,412,833)

See notes to financial statements.

WM FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of WM Advisors, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (24,412,833)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	317,883
Amortization of deferred sales commissions	9,992,107
Deferred taxes	1,090,552
Changes in operating assets and liabilities:	
Income taxes receivable from WMI	(2,883,126)
Payable to affiliates	(3,273,400)
Receivable from affiliates	497,294
Accounts payable and accrued expenses	990,053
Deferred sales commissions	(11,423,955)
Other sales	(847,722)
Receivable from others	193,333
Accrued salaries and related benefits	399,975
Net cash used in operating activities	(29,359,839)
CASH FLOWS FROM INVESTING ACTIVITIES—Purchases of furniture, equipment, and capitalized software	(264,416)
CASH FLOWS FROM FINANCING ACTIVITIES—Capital contributions from WMAI	25,000,000
NET DECREASE IN CASH AND CASH EQUIVALENTS	(4,624,255)
CASH AND CASH EQUIVALENTS:	
Beginning of year	24,034,520
End of year	$ 19,410,265
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—Cash received during the year for income taxes	$ 13,505,651

See notes to financial statements.

WM FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of WM Advisors, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCE—January 1, 2005	$ 100,000	$ 48,358,187	$ (21,321,071)	$ 27,137,116
Net loss	-	-	(24,412,833)	(24,412,833)
Capital contributions from WMAI	-	25,000,000	-	25,000,000
BALANCE—December 31, 2005	$ 100,000	$ 73,358,187	$ (45,733,904)	$ 27,724,283

See notes to financial statements.

WM FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of WM Advisors, Inc.)

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

1. **SIGNIFICANT ACCOUNTING POLICIES**

Nature of Business—WM Funds Distributor, Inc. (the "Company") is a broker/dealer registered with the NASD. The Company was incorporated under the laws of the state of Washington and is a wholly owned subsidiary of WM Advisors, Inc. ("WMAI"). WMAI is a wholly owned subsidiary of New American Capital, Inc. ("NACI"), and a wholly owned indirect subsidiary of Washington Mutual, Inc. ("WMI"). The Company is headquartered in Seattle, Washington, and serves as the principal contracted distributor of the WM Group of Funds (the "Funds"). The Company does not receive or hold funds of subscribers or securities of issuers and does not hold customer funds or securities. Principal sources of revenue include distribution fees and commissions for providing distribution services to the Funds. WMAI discontinued allocating service fees to the Company on January 1, 2005.

The Company has an agreement with an independent third party to sell its rights to future cash flows from asset-based distribution fees and contingent deferred sales charges ("Rights") relating to mutual fund B shares in exchange for current payments to offset upfront sales commissions paid to broker-dealers for distributing B shares.

Basis of Presentation—The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ materially from those estimates.

Deferred Sales Commissions—Commission costs related to sales of Class C and certain Class A shares are capitalized. Amortization of the asset related to the Class C portfolio is provided on the straight-line method over a 12-month period. Amortization of the asset related to the Class A portfolio is provided on the straight-line method over an 18-month period. Such commissions are those associated with payments made when the customer is not required to pay a load, typically for Class A share purchases of $1,000,000 or more.

Capitalization of Software Costs—Costs related to the development of new software for internal use, incurred subsequent to the preliminary project stage but prior to the point at which the computer software is substantially complete and ready for its intended use, are capitalized and amortized over the estimated useful life of the software project of three years. Capitalized costs will be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such costs may not be recoverable.

Depreciation—Depreciation of furniture and equipment is provided on the straight-line method over the estimated useful lives of the assets, which range from three to ten years.

Federal and State Taxes on Income—The Company's results of operations are included in the consolidated federal and combined state income tax returns of WMI. In accordance with the intercompany tax sharing agreement, the Company is allocated income taxes to the extent it increases or

reduces the consolidated group tax liability. Income taxes are accounted for under the liability method. Deferred income tax assets and liabilities are computed for differences between the financial statement and income tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on the applicable enacted tax laws and rates. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not to be realized.

Recently Issued Accounting Pronouncements—In March 2005, the Financial Accounting Standards Board ("FASB") issued FSP Emerging Issues Task Force ("EITF") Issue No. 85-24-1, Application of EITF Issue No. 85-24, 'Distribution Fees by Distributors of Mutual Funds That Do Not Have a Front-End Sales Charge, when Cash for the Right to Future Distribution Fees for Shares Previously Sold is Received from Third Parties ("FSP EITF No. 85-24-1"). FSP EITF No. 85-24-1 provides guidance as to when it is appropriate to recognize revenue when cash is received from a third party for the Rights to receive future asset-based distribution fees and contingent deferred sales charges. Since 1998, the Company has sold these Rights to an independent third party and recorded revenue upon cash receipt for the Rights. Effective January 1, 2005, the Company adopted FSP EITF No. 85-24-1 and amended its agreement with the independent third party. The Company has determined that the agreement does not include either continuing involvement or recourse provisions. Based on review of the agreement with the independent third party, the Company has deemed it appropriate to continue to record cash receipts from the third party as revenue upon receipt.

In December 2004, the FASB issued a revised version of the original Statement No. 123, *Accounting for Stock-Based Compensation*. Statement No. 123R, *Share-Based Payment*, supersedes Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*. This Statement requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. This Statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair value-based measurement method in accounting for share-based payment transactions with employees, except for equity instruments held by employee stock ownership plans. Effective January 1, 2003, and in accordance with the transitional guidance of Statement No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure*, the Company elected to prospectively apply the fair value method of accounting for stock-based awards granted subsequent to December 31, 2002. The Company will prospectively apply Statement No. 123R to its financial statements as of January 1, 2006. However, as the Company has already adopted Statement No. 148 and substantially all stock-based awards granted prior to its adoption have fully vested as of December 31, 2005, Statement No. 123R will not have a significant effect on the statement of operations or the statement of financial condition. The amount of expense associated with share-based payment transactions is settled through an intercompany account. The Company has share-based compensation arrangements that are described in Note 3.

In May 2005, the FASB issued Statement No. 154, *Accounting Changes and Error Corrections* – a replacement of APB Opinion No. 20 and FASB Statement No. 3. This Statement replaces APB Opinion No. 20, *Accounting Changes*, and Statement No. 3, *Reporting Accounting Changes in Interim Financial Statements*, and changes the requirements for the accounting and reporting of a change in accounting principle. This Statement requires changes in accounting principle to be retrospectively applied to the prior periods presented in the financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This Statement applies to all voluntary changes in accounting principles and also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This Statement also carries forward, without substantive change, the provisions for the correction of an error from APB Opinion No. 20. Statement No. 154 is effective for accounting changes and corrections of errors made after December 31, 2005. The Company does not expect the application of this Statement to have a significant effect on the Statement of Income or the Statement of Financial Condition.

[redacted]

2. CASH AND CASH EQUIVALENTS

The Company considers amounts due from banks and all highly liquid investments with an initial maturity of three months or less to be cash equivalents, which consist of the following:

Cash	$ 553,868
WM Money Market Fund	18,856,397
	$ 19,410,265

3. TRANSACTIONS WITH AFFILIATES

In addition to its relationship to WMI, the Company is affiliated with WMAI, NACI, Washington Mutual Bank ("WMB"), and WM Financial Services, Inc. ("WMFS") through common ownership and management. The Company is also affiliated with the Funds through certain common officers and the Board of Directors.

The Funds—Substantially all revenue recorded by the Company during 2005 was for services provided to the Funds. Pursuant to the terms of agreements approved by the Funds' shareholders under the provisions of Rule 12b-1 of the Investment Company Act of 1940, the Company receives 12b-1 fees from each fund based on a stipulated percentage of the Fund's average net assets. Additionally, the Company pays to selling broker dealers a portion of these fees. Fees received under the provisions of Rule 12b-1 are listed as Distribution (12b-1 fees) and fees paid to selling broker dealers are also listed as Distribution (12b-1 fees).

Receivables from the Funds related to reimbursements of expenses totaled $5,389,257 at December 31, 2005. This amount is included in receivables from affiliates in the accompanying statement of financial condition.

The Company's employees participate in the following three stock-based compensation plans sponsored by WMI:

WAMU Shares Stock Option Plan—From time to time, the WMI Board of Directors approves grants of nonqualified stock options to certain groups of employees. The grants have been made pursuant to a series of plans, collectively known as "WAMU Shares". Generally, eligible full-time and part-time employees on the award dates are granted options to purchase shares of WMI common stock. The exercise price for all grants is the fair market value of WMI common stock on the designated dates, and all options vest one to three years after the award date and expire five to ten years from the award date. To the extent these options are exercised, the Company records the tax benefit to be received by WMI through an intercompany account.

2003 Equity Incentive Plan—In February 2003 the WMI Board of Directors adopted the 2003 Equity Incentive Plan ("2003 EIP"). On April 15, 2003, the WMI shareholders approved the adoption of the 2003 EIP, which replaced the 1994 Stock Option Plan ("1994 Plan") and the Equity Incentive Plan. Under the 2003 EIP, all of the employees, officers, directors and certain consultants, agents, advisors, and independent contractors are eligible to receive awards. Awards which may be granted under the 2003 EIP include stock options, stock appreciation rights, restricted stock and stock units, performance shares and performance units, and other stock or cash-based awards. The 2003 EIP is generally similar to the 1994 Plan and the Equity Incentive Plan, and does not affect the terms of any option granted under the 1994 Plan or stock or shares awarded under the Equity Incentive Plan.

Under the 2003 EIP, the exercise price of the option must at least equal the fair market value of WMI common stock on the date of the grant. The options generally vest on a phased-in schedule over one to three years, depending on the terms of the grant, and expire ten years from the grant date.

Upon the grant of restricted stock awards, shares are issued to a trustee who releases them to recipients when the restrictions lapse. Unearned compensation is amortized as compensation expense over the restricted period. Restricted stock and stock units accrue or pay dividends. All canceled or forfeited shares become available for future grants.

Employee Stock Purchase Plan—Under the terms of the Company's Employee Stock Purchase Plan ("ESPP"), an employee is allowed to purchase WMI common stock at a 5% discount from the fair market value of the common stock at the end of the monthly offering period, without paying brokerage fees or commissions on purchases. WMI pays for the program's administrative expenses. The plan is open to all employees who are at least 18 years old and work at least 20 hours per week. Participation is through payroll deductions with a maximum annual contribution of 10% of each employee's eligible cash compensation. Under the ESPP, dividends may be automatically reinvested at the discretion of the participant.

The expense recorded in compensation, related benefits and payroll taxes, in the accompanying statement of operations relating to the plans described above was $307,767.

The Company's employees participate in the following four benefit plans sponsored by WMI:

Pension Plan—WMI maintains a noncontributory cash balance defined benefit pension plan, which covers substantially all eligible employees of the Company. Benefits earned for each year of service are based primarily on the level of compensation in that year plus a stipulated rate of return on the benefit balance. It is WMI's policy to contribute funds on a current basis to the extent the amounts are sufficient to meet funding requirements as set forth in employee benefit and tax laws plus such additional amounts WMI determines to be appropriate. Actuarial information is prepared annually taken as a whole; however, actuarial information attributable to separate affiliated companies is not determined. Accordingly, costs are allocated to the Company by WMI based on eligible employees' salaries.

WaMu Savings Plan—WMI sponsors a defined contribution plan for all eligible employees of the Company that allows participants to make contributions by salary deduction equal to 75% or less of of their salary pursuant to Section 401(k) of the Internal Revenue Code. Employees' contributions and the Company's matching contributions vest immediately.

Postretirement Benefit Plan—WMI provides eligible retired employees of the Company with access to medical coverage on the same basis as active employees and provides certain other health care insurance benefits to a limited number of retired employees. Postretirement benefits, such as retiree health benefits, are accrued during the years an employee provides services. Actuarial information is prepared annually taken as a whole; however, actuarial information attributable to separate affiliated companies is not determined. Accordingly, costs are allocated to the Company by WMI based on estimated employee benefits.

Supplemental Employee Retirement Plan—WMI sponsors supplemental employee and executive retirement plan for the benefit of certain highly compensated employees of the Company, which are designed to supplement the benefits that are accrued under the pension plan.

The expense recorded in compensation, related benefits and payroll taxes, in the accompanying statement of operations relating to the plans described above was $504,024.

Certain common administrative and occupancy costs are allocated between the affiliated companies based on WMI management's analysis of the proportion of services utilized by each company. These expenses are recorded in the Company's statement of income as General and Administrative as follows:

Office Sublease—The Company subleases office space from WMB. Rent expense of $640,499 for 2005 and future rent are based on a cost-sharing methodology and are allocated monthly.

Administrative Services—The Company, WMB, and WMI are parties to the Administrative Services Contract ("Services Contract"), dated September 8, 1998, as amended, by and between WMB and WMI. In accordance with the Services Contract, WMI provides administrative services in the areas surrounding, but not limited to, human resources, corporate accounting, and payroll. Administrative service costs allocated from WMI to the Company in 2005 totaled $458,217.

Technology Services—WMI provides technology services in the areas surrounding, but not limited to, desktop services, network access, and platform services based on allocated rates. The technology service costs allocated from WMI to the Company in 2005 totaled $230,748.

Payable to Affiliates—Payable to affiliates is settled on a monthly basis and is primarily related to payroll expenses payable to WMB as paying agent for the Company, 12b-1 fees payable to WMFS and other allocated charges. During 2005, Distribution (12b-1 fees) paid to WMFS for the sale of shares of the Funds totaled $12,623,724 and the reported payable to WMFS for Distribution (12b-1) fees was $1,036,775 at December 31, 2005. Additionally, revenue sharing paid to WMFS totaled $1,558,996 and the reported payable to WMFS for revenue sharing of $93,402 is included in payable to affiliates. The payable to WMFS related to the allocated services discussed above is $44,659. Payable to affiliates at December 31, 2005, consists of the following:

Payable to WMFS	$ 1,174,836
Payable to WMB	226,647
Payable to WMAI	16,780
Payable to NACI	4,746
	$ 1,423,009

4. FURNITURE, EQUIPMENT, AND CAPITALIZED SOFTWARE

Furniture, equipment, and capitalized software at December 31, 2005, consist of the following:

Capitalized software	$ 2,093,045
Furniture and equipment	991,763
Accumulated depreciation	(2,494,402)
	$ 590,406

5. COMMITMENTS AND CONTINGENT LIABILITIES

There are no lawsuits, claims, or contingencies pending against the Company at December 31, 2005.

6. INCOME TAXES

Income taxes for the year ended December 31, 2005, consist of the following:

Current:	
Federal	$(11,642,232)
State	(2,523,094)
	(14,165,326)
Deferred:	
Federal	(1,064,837)
State	(25,715)
	(1,090,552)
Income tax benefit	$(15,255,878)

The effective tax rate differs from the federal statutory rate of 35% primarily due to the effect of state income taxes and other permanent differences arising from certain expenses that are not deductible for income tax purposes.

The tax effects of temporary differences that gave rise to the net deferred tax liabilities at December 31, 2005, were as follows:

Deferred tax assets:	
Accrued liabilities	$ 309,528
Total deferred tax assets	309,528
Deferred tax liabilities:	
State taxes	1,493,900
Pension and related items	248,132
Fixed assets	118,537
Total deferred tax liabilities	1,860,569
Net deferred tax liabilities	$1,551,041

7. CAPITAL CONTRIBUTION

The Board of Directors of WMAI approved and paid capital contributions from WMAI to the Company totaling $25,000,000 during 2005.

8. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS

As of December 31, 2005, the Company is exempt from the provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEC Rule 15c3-3"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of SEC Rule 15c3-3.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The minimum net capital requirement is the greater of $250,000 or 2% of aggregate debit items. At December 31, 2005, the Company had net capital of $12,211,779, which was $11,961,779 in excess of its required net capital of $250,000.

10. SUBSEQUENT EVENT

The Board of Directors of WMAI declared a capital contribution to WMFD in the amount of $10,000,000 in February 2006.

* * * * * *

WM FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of WM Advisors, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2005

NET CAPITAL:	
Total stockholder's equity	$27,724,283
Nonallowable assets and other charges:	
Federal and state income taxes receivable from WMI	5,987,569
Deferred sales commissions	5,470,740
Other assets	1,373,706
Receivables from affiliates	1,297,755
Furniture, equipment, and capitalized software	590,406
Other receivables	415,200
	15,135,376
NET CAPITAL BEFORE HAIRCUTS	12,588,907
HAIRCUT ON SECURITIES	377,128
NET CAPITAL	$12,211,779
COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT:	
Minimum net capital required—The greater of $250,000 or 2% of aggregate debit items	$ 250,000
Excess net capital	$11,961,779

No material differences exist between the above computation and amounts included in WMFD's corresponding unaudited Form X-17a-5 (the "Form") filing as of December 31, 2005, as amended on February 23, 2006. A reconciliation of net capital on the originally filed Form and the amended Form is as follows:

Net capital as originally filed		$12,211,779
Audit adjustment affecting consolidated stockholder's equity		668,140
Audit adjustments affecting nonallowable assets:		
Deferred sales commissions	1,100,000	
Federal and state income taxes receivable from WMI	(431,860)	
		668,140
Impact on net capital		-
Net capital as amended		$12,211,779

Deloitte.

Deloitte & Touche LLP
Suite 3300
925 Fourth Avenue
Seattle, WA 98104-1126
USA

Tel: +1 206 716 7000
www.deloitte.com

February 17, 2006

To the Board of Directors and Stockholder of
WM Funds Distributor, Inc.
Seattle, Washington

In planning and performing our audit of the consolidated financial statements of WM Funds Distributor, Inc. and subsidiaries (a wholly owned subsidiary of WM Advisors, Inc.) (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 17, 2006), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate. Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud

in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP